  ===========================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                   RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
                              EXCHANGE ACT OF 1934

                    For the quarter ended June 30, 2000

                                  FLAG LIMITED
             (Exact name of Registrant as specified in its charter)

                                   CEDAR HOUSE
                                 41 CEDAR AVENUE
                             HAMILTON HM12, BERMUDA
                     (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                         Form 20-F /X/     Form 40-F / /

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-2(b) under the Securities Exchange Act of 1934

                              Yes |_|       No |X|

This report ("Quarterly Report") sets forth certain information regarding the financial condition and results of operations of FLAG Limited, a Bermuda company (the "Company"), for the fiscal quarter ended June 30, 2000. This Quarterly Report contains a review of the Company's unaudited financial information and analysis for the second quarter, as well as certain other information.

The following unaudited financial statements, in the opinion of the Company's management, reflect all adjustments (which include only normal recurring adjustments) necessary for a fair presentation of the financial position, the results of operations and cash flows for the periods presented.

===============================================================================

                                  FLAG LIMITED

                                    FORM 6-K

                                      INDEX



                                                                                      Page
                                                                                      ----


PART I     FINANCIAL INFORMATION ..............................................       1

ITEM 1:    FINANCIAL STATEMENTS................................................       1
         1.A  Consolidated Balance Sheets as of June 30, 2000 and
              December 31, 1999................................................       1
         1.B  Consolidated Statements of Operations for the three
              months and six  months ended June 30, 2000 and 1999..............       2
         1.C  Consolidated Statement of Comprehensive Income for the three
              months and six  months ended June 30, 2000 and 1999..............       3
         1.D  Consolidated Statements of Cash Flows for the six  months ended
              June 30, 2000 and 1999...........................................       4
         1.E  Notes to Consolidated Financial Statements.......................       5

ITEM 2:    MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
           AND RESULTS OF OPERATIONS...........................................       7

PART II    MORE INFORMATION....................................................      14

ITEM 1:    LEGAL PROCEEDINGS...................................................      14
ITEM 2:    CHANGES IN SECURITIES...............................................      14
ITEM 3:    DEFAULTS UPON SENIOR SECURITIES.....................................      14
ITEM 4:    SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.................      14
ITEM 5:    OTHER INFORMATION...................................................      14
ITEM 6:    EXHIBITS AND REPORTS FILED ON FORM 6-K..............................      14

SIGNATURES ....................................................................      15


PART 1
ITEM 1.A

                                  FLAG LIMITED

                           CONSOLIDATED BALANCE SHEETS
                    AS OF JUNE 30, 2000 AND DECEMBER 31, 1999
          (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT PER SHARE AMOUNTS)



                                                                                         June 30,             December 31,
                                                                                           2000                  1999
                                                                                        (UNAUDITED)            (AUDITED)
                                                                                      --------------          -----------


ASSETS:
     Current assets:
         Cash                                                                         $      1,605            $     1,213
         Accounts receivable, net of allowance for doubtful accounts
              of $5,831 (1999 - $6,827)                                                     85,329                 89,814
         Due from affiliates                                                                    --                    950
         Prepaid expenses and other assets                                                   1,707                  1,433
                                                                                       ------------           ------------
                                                                                            88,641                 93,410
     Funds held by collateral trustee or in escrow                                         158,807                134,066
     Capacity available for sale                                                                --                774,366
     Capitalized financing costs, net of accumulated
         amortization of $4,311 (1999 - $3,142)                                             12,341                 10,708
     Fixed assets, net                                                                   1,035,773                295,977
                                                                                       -----------            -----------
                                                                                       $ 1,295,562            $ 1,308,527
                                                                                       ===========            ===========
LIABILITIES:
     Current liabilities:
         Accounts payable                                                              $    14,737            $     4,980
         Accrued construction costs                                                         50,067                 52,411
         Accrued liabilities                                                                24,222                 27,409
         Income taxes payable                                                                3,685                  3,767
         Due to affiliate                                                                    3,086                  3,252
         Deferred revenue                                                                   37,275                 44,345
                                                                                       -----------            -----------
                                                                                           133,072                136,164
     8 1/4% senior notes, due 2008, net of unamortized
         discount of $4,434 (1999 - $4,878)                                                425,566                425,270
     Other long-term debt                                                                  150,000                190,000
     Deferred revenue and other                                                            162,920                100,724
     Deferred taxes                                                                          3,925                  3,973
                                                                                       -----------            -----------
                                                                                           875,483                856,131
                                                                                       -----------            -----------
SHAREHOLDERS' EQUITY:
     Class B common shares, $.0001 par value                                                    64                     64
     Additional paid-in capital                                                            541,947                512,695
     Foreign currency translation adjustment                                                  (591)                  (680)
     Accumulated deficit                                                                  (121,341)               (59,683)
                                                                                        -----------            -----------
                                                                                           420,079                452,396
                                                                                        -----------            -----------
                                                                                       $ 1,295,562            $ 1,308,527
                                                                                        ===========            ===========

PART I
ITEM 1.B

                                  FLAG LIMITED

                      CONSOLIDATED STATEMENTS OF OPERATIONS
          FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2000 AND 1999 (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT PER SHARE AMOUNTS)



                                                           Three Months Ended                   Six Months Ended
                                                                 June 30,                             June 30,

                                                        2000                1999              2000               1999
                                                     (UNAUDITED)         (UNAUDITED)       (UNAUDITED)        (UNAUDITED)
                                                    ------------         -----------       -----------        -----------

REVENUES                                                  21,646              59,501            39,264             94,082

SALES AND OTHER OPERATING COSTS:

   Cost of capacity sold                                       -              24,748                 -             33,505

   Operations and maintenance
   (including non-cash compensation
   expense of $335, nil, $1,166, nil)                      8,900               7,771            16,973             15,039

   Sales and marketing
   (including non-cash compensation
   expense of $158, nil, $523, nil)                        2,787               1,625             6,937              3,535

   General and administrative
   (including non-cash compensation
   expense of $651, nil, $2,282, nil)                      7,936               6,340            15,136             10,776

   Depreciation and amoritization                         19,446                 389            39,161                721
                                                      -----------           --------          ---------           --------
                                                          39,069              40,873            78,207             63,576

OPERATING (LOSS)/INCOME                                  (17,423)             18,628           (38,943)            30,506

INTEREST EXPENSE                                          13,036              12,982            26,059             27,486
INTEREST INCOME                                            1,803               2,013             3,477              4,661
                                                      -----------           --------           --------            -------
(LOSS)/INCOME BEFORE INCOME TAXES                        (28,656)              7,659           (61,525)             7,681

PROVISION FOR INCOME TAXES                                    37                 392               130                649
                                                      -----------           --------           --------            -------
NET (LOSS)/INCOME                                        (28,693)              7,267           (61,655)             7,032
                                                      -----------           --------           --------            -------

Basic and diluted (loss)/income per common share    $     (0.05)        $       0.01      $      (0.10)       $      0.01

Weighted average common shares outstanding           635,796,338         635,796,338       635,796,338         635,796,338


PART I
ITEM 1.C

                                  FLAG LIMITED

                 CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
       FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2000 AND 1999
                     (EXPRESSED IN THOUSANDS OF DOLLARS)



                                                           Three Months Ended                   Six Months Ended
                                                                 June 30,                             June 30,

                                                        2000                1999              2000               1999
                                                     (UNAUDITED)         (UNAUDITED)       (UNAUDITED)        (UNAUDITED)
                                                    ------------         -----------       -----------        -----------

NET (LOSS)/INCOME                                        (28,693)             7,267           (61,655)              7,032

Foreign currency translation adjustment                      198                  5                89                 165
                                                        ---------           --------         ----------        ----------
COMPREHENSIVE (LOSS)/INCOME                              (28,495)             7,272           (61,566)              7,197
                                                        ---------           --------         ----------        ----------


PART I
ITEM 1.D

                                  FLAG LIMITED

                       CONSOLIDATED STATEMENTS OF CASH FLOWS
                    FOR THE SIX MONTHS ENDED JUNE 30, 2000 AND 1999
             (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT PER SHARE AMOUNTS)


                                                                                         June 30,              June 30,
                                                                                           2000                  1999
                                                                                        (UNAUDITED)           (UNAUDITED)
                                                                                      --------------          -----------


CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss applicable to common shareholders                                          $    (61,655)             $   7,032
  Adjustments to reconcile net loss to net cash
      used in operating activities:
      Amortization of financing costs                                                        1,169                    822
      Provision for doubtful accounts                                                         (996)                     -
      Senior debt discount                                                                     295                    295
      Non-cash stock compensation                                                            4,252                      -
      Depreciation                                                                          39,161                    721
      Loss on disposal of fixed assets                                                          84                      -
      Deferred taxes                                                                            34                      -
      Add (deduct) net changes in assets and liabilities:
          Accounts receivable                                                                5,481                 (2,731)
          Due from affiliate                                                                   950                      -
          Prepaid expenses and other assets                                                   (275)                  (519)
          Capacity available for sale                                                            -                 37,982
          Accounts payable and accrued liabilities                                           6,592                 (5,929)
          Income taxes payable                                                                 (82)                (1,132)
          Due to affiliate                                                                    (166)                  (939)
          Deferred revenue and other                                                        55,125                 (3,153)
                                                                                         ----------             ----------
            Net cash provided by operating activities                                       49,969                 32,449
                                                                                         ----------             ----------

CASH FLOWS FROM FINANCING ACTIVITIES:
      Financing costs incurred                                                              (2,802)                     -
      Net proceeds from issuance of 8 1/4% senior notes                                     25,000                      -
      Repayment of long-term debt                                                          (40,000)               (30,000)
      Decrease (increase) in funds held by collateral trustee or in escrow                 (24,741)                84,562
                                                                                          ---------             ----------
            Net cash (used in)/provided by financing activities                            (42,543)                54,562
                                                                                          ---------             ----------

CASH FLOWS FROM INVESTING ACTIVITIES:
      Cash paid for construction                                                            (2,344)               (88,229)
      Purchase of fixed assets, net                                                         (4,711)                  (933)
      Proceeds from disposal of assets                                                          33                      -
                                                                                          ---------             ----------
            Net cash used in investing activities                                           (7,022)               (89,162)
                                                                                          ---------             ----------

NET INCREASE (DECREASE) IN CASH                                                                404                 (2,151)
     Effect of foreign currency movements                                                      (12)                   (27)
CASH, beginning of period                                                                    1,213                  3,024
                                                                                          ---------             ----------
CASH, end of period                                                                       $  1,605              $     846
                                                                                          =========             ==========

SUPPLEMENTAL INFORMATION ON NON-CASH INVESTING
   ACTIVITIES:
   Cash incurred for construction in progress                                             $  (2,344)            $  88,229
                                                                                          ---------             ----------

SUPPLEMENTAL INFORMATION DISCLOSURE OF
   CASH FLOW INFORMATION

   Interest paid                                                                          $  24,729             $  26,335
                                                                                          ---------             ---------
   Interest capitalised                                                                           -                     -
                                                                                          ---------             ---------
   Taxes paid                                                                             $     100             $      35
                                                                                          ---------             ---------

PART I
ITEM 1.E

                                  FLAG LIMITED
                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          AS OF JUNE 30, 2000 AND 1999

1.       GENERAL

The interim consolidated financial statements presented herein have been prepared on the basis of U.S. generally accepted accounting principles and include the accounts and balances of the Company and its wholly-owned subsidiaries. All significant intercompany transactions have been eliminated in consolidation. In the opinion of management, the unaudited consolidated financial statements reflect all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of the results of operations for the the three and six month periods ended June 30, 2000 and 1999, the balance sheets as of June 30, 2000 and December 31, 1999, and the cash flows for the six month periods ended June 30, 2000 and 1999. These interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 1999. The results of operations for any interim period are not necessarily indicative of results for the full year.

2. REVENUE RECOGNITION

Capacity contracts are accounted for as leases. For contracts that satisfy sales type lease accounting, revenues are recognized upon the date the risks and rewards of ownership are transferred to the purchaser, which is the date the capacity is made available for activation and the customer becomes responsible for maintenance charges. As a result of the issuance of FASB Interpretation No. 43, with effect from July 1, 1999, certain sales of capacity may no longer be recognized as current revenue because they do not satisfy the requirements for sales-type lease accounting. Revenues from these capacity sales are now deferred and amortized over the term of the contracts. The change to the accounting treatment has no impact on cash flows. Until June 30, 1999 revenues from operating lease transactions were considered incidental and recorded as a reduction of the capacity available for sale.

3. CAPACITY AVAILABLE FOR SALE

Historically capacity available for sale has been recorded at the lower of cost or fair value less cost to sell and charged to cost of sales as capacity is sold. Until contracts were entered into that precluded sales type lease accounting for a particular segment, the cost of such segment remained in capacity available for sale. As a result of extending the range of products and services offered by FLAG Telecom, the greater part of future revenue is expected to arise under agreements that will be accounted for as operating leases or service contracts and will require the recognition of revenues over the relevant term of the agreements. The remaining cost of the FLAG Europe-Asia cable system has therefore been reclassified from capacity available for sale to fixed assets in the first quarter of 2000. This cost will be depreciated over the remaining estimated economic life of the system.

4. DEBT MODIFICATION

Fees paid to the lender as a result of a credit facility amendment are offset against the modified debt instrument and amortised as an adjustment to interest expense over the remaining term of the modified debt instrument along with any existing unamortized premium or discount.

5. CONTINGENCIES

The Company is involved in litigation from time to time in the ordinary course of business. In management's opinion, the litigation in which the Company is currently involved, individually and in the aggregate, is not material to it.

6. NET INCOME PER COMMON SHARE

Basic net income per common share is computed by dividing net income applicable to common shareholders by the weighted average number of common shares outstanding in the period. Diluted net income per common share is computed by dividing net income by the weighted average number of common shares and common share equivalents outstanding during the period.

7. PENDING ACCOUNTING STANDARDS

The Financial Accounting Standards Board has issued Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). Following the Amendment made by SFAS No. 137, SFAS 133 is effective for periods beginning after June 15, 2000. Management is currently assessing the impact of the adoption of SFAS 133 on the Company's financial position and results of operations, which may be material.


The Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB 101). SAB 101 outlines the SEC's views on applying generally accepted accounting principles to revenue recognition in financial statements. Specifically, the bulletin provides both general and specific guidance as to the periods in which companies should recognize revenues. In addition, SAB 101 also highlights factors to be considered when determining whether to recognize revenues on a gross or net basis. SAB 101, as amended by SAB 101/A and SAB 101/B, is effective beginning no later than their fourth fiscal quarter of the fiscal year beginning after December 15, 1999. The Group believes that its policies in regards to the recognition of revenues are in compliance with the guidance of SAB 101 and does not expect that the adoption of this standard will have any material effects on its results of operations, cash flows or financial position.


The Emerging Issues Task Force (EITF) has recently issued EITF 00-2 ("Accounting for Web Site Development Costs"). The Task Force has reached a consensus that all costs associated with the planning of web site development projects should be expensed as incurred, while costs incurred in the application and development stage should generally be capitalized in accordance with American Institute of Certified Public Accountants Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", or other relevant pronouncements. Costs incurred in the operations of the web site are generally expensed as incurred. The EITF has not yet reached a consensus as to the accounting for the costs of developing and displaying content or other information on a web site, but the Task Force plans further discussion on this issue. EITF 00-2 is effective for web site development costs incurred for fiscal quarters beginning after June 30, 2000. As the Company's current policy is substantially consistent with the consensuses reached in EITF 00-2, the Company does not expect that the issuance of this pronouncement will have a material effect on its financial condition or results of operations.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

PART I
ITEM 2

QUARTER ENDED JUNE 30, 2000 COMPARED WITH THE QUARTER ENDED JUNE 30, 1999

RESULTS OF OPERATIONS

REVENUES

Total revenue recognized by the Company during the quarter ended June 30, 2000, was $21.6 million compared to $59.5 million in total revenue for the quarter ended June 30, 1999.

Revenue recognized from the sale of capacity was $11.4 million for the quarter ended June 30, 2000 compared to $52.4 million during the quarter ended June 30, 1999. As a result of the issue of FASB Interpretation No.43 with effect from July 1, 1999, certain sales of capacity may no longer be recognized for sales-type lease accounting. Instead, revenues from these capacity sales are being deferred and amortized over the term of the contracts. Revenue for the quarter ended June 30, 2000 reflects this deferral of revenues. The change in the accounting treatment has no impact on cash flows.

As of June 30, 2000, the Company had entered into sales transactions with in excess of 100 international telecommunication carriers compared to 88 as of June 30, 1999.

Revenue recognized from operations and maintenance was $10.2 million for the quarter ended June 30, 2000 compared to $7.1 million for the quarter ended June 30, 1999, reflecting the increased cumulative sales on the FLAG Europe-Asia cable system.

OPERATING EXPENSES

For the quarter ended June 30, 2000, the Company recorded $19.4 million in respect of depreciation compared to $25.1 million for depreciation and cost of capacity sold recorded in the quarter ended June 30, 1999. The adoption of FASB Interpretation No.43 discussed above, has meant that the remaining capacity available for sale was reclassified to fixed assets on January 1, 2000 and is being depreciated over the remaining economic life of the network.

During the quarter ended June 30, 2000 the Company incurred $8.9 million in operations and maintenance costs compared to $7.8 million for the quarter ended June 30, 1999. Operations and maintenance expenses relate primarily to the provision of standby maintenance under Maintenance Zone Agreements as well as Company salaries and overheads directly associated with operations and maintenance activities. The increase is primarily due to additional costs arising from increased activity plus increased use of contracted services.

During the quarter ended June 30, 2000, $2.8 million in sales and marketing costs were incurred compared to $1.6 million incurred during the quarter ended June 30, 1999. Sales and marketing costs are comprised of all sales and marketing activities that are directly undertaken by the Company. The increase in sales and marketing costs in the quarter ended June 30, 2000 over the quarter ended June 30, 1999 is due to the greater employment and related costs associated with the increased world-wide sales and marketing activity and non-cash stock compensation costs.

During the quarter ended June 30, 2000, $7.9 million of general and administrative expenses were incurred compared to $6.3 million during the quarter ended June 30, 1999. Increases are primarily due to non-cash stock compensation costs incurred plus additional staff and office related costs.

Costs for the quarter ended June 30, 2000 include charges for non-cash stock compensation expense in respect of certain awards under our long term incentive plan. These charges are required under US accounting standards and are purely accounting charges having no effect on cash flows.

INTEREST EXPENSE AND INTEREST INCOME

Interest expense on borrowings remained constant at $13.0 million for the quarters ended 30 June 2000 and 1999.

Interest income of $1.8 million was earned during the quarter ended June 30, 2000 compared to $2.0 million earned during the quarter ended June 30, 1999. Interest was earned on cash balances and short term investments held by the Collateral Trustee or in escrow arising from ongoing business operations.

PROVISION FOR TAXES

The provision for taxes was $0.04 million for the quarter ended June 30, 2000 compared to $0.4 million for the quarter ended June 30, 1999. The tax provisions for periods consist of taxes on income derived from capacity sales and standby maintenance revenue from customers in certain jurisdictions along the FLAG Route where the Company is deemed to have a taxable presence or is otherwise subject to tax. At the present time, no income, profit, capital or capital gains taxes are levied in Bermuda. In the event that such taxes are levied, the Company has received an undertaking from the Bermuda Government exempting it from all such taxes until March 28, 2016.

NET LOSS AND LOSS PER COMMON SHARE

For the quarter ended June 30, 2000 the Company recorded a net loss of $(28.7) million compared to a net income of $7.3 million for the quarter ended June 30, 1999. This is attributable primarily to reduced accounting revenue and increased depreciation costs caused by the adoption of FASB Interpretation No. 43 with effect from July 1, 1999.

Loss per common share was $(0.05) for the quarter ended June 30, 2000 compared to an income per common share of $0.01 for the quarter ended June 30, 1999.

SIX MONTHS ENDED JUNE 30, 2000 COMPARED TO SIX MONTHS ENDED JUNE 30, 1999

RESULTS OF OPERATIONS

REVENUES

Total revenue recognized by the Company during the six months ended June 30, 2000, was $39.3 million compared to $94.1 million in total revenue for six months ended June 30, 1999.

Revenue recognized from the sale of capacity was $19.7 million for the six months ended June 30, 2000 compared to $80.3 million during the six months ended June 30, 1999. As a result of the issue of FASB Interpretation No.43 with effect from July 1, 1999, certain sales of capacity may no longer be recognized for sales-type lease accounting. Instead, revenues from these capacity sales are being deferred and amortized over the term of the contracts. Revenue for the quarter ended June 30, 2000 reflects this deferral of revenues. The change in the accounting treatment has no impact on cash flows.

As of June 30, 2000, the Company had entered into sales transactions with in excess of 100 international telecommunication carriers compared to 88 as of June 30, 1999.

Revenue recognized from operations and maintenance was $19.6 million for the six months ended June 30, 2000 compared to $13.8 million for the six months ended June 30, 1999, reflecting the increased cumulative sales on the FLAG Europe-Asia cable system.

OPERATING EXPENSES

For the six months ended June 30, 2000, the Company recorded $39.2 million in respect of depreciation compared to $34.2 million for depreciation and cost of capacity sold recorded in the six months ended June 30, 1999. The adoption of FASB Interpretation No.43 discussed above, has meant that the remaining capacity available for sale was reclassified to fixed assets on January 1, 2000 and is being depreciated over the remaining economic life of the network.

During the six months ended June 30, 2000 the Company incurred $17.0 million in operations and maintenance costs compared to $15.0 million for the six months ended June 30, 1999. Operations and maintenance expenses relate primarily to the provision of standby maintenance under Maintenance Zone Agreements as well as Company salaries and overheads directly associated with operations and maintenance activities. The increase is primarily due to additional costs arising from increased activity plus increased use of contracted services.

During the six months ended June 30, 2000, $6.9 million in sales and marketing costs were incurred compared to $3.5 million incurred during the six months ended June 30, 1999. Sales and marketing costs are comprised of all sales and marketing activities that are directly undertaken by the Company. The increase in sales and marketing costs in the six months ended June 30, 2000 over the six months ended June 30, 1999 is due to the greater employment and related costs associated with the increased world-wide sales and marketing activity and non-cash stock compensation costs.

During the six months ended June 30, 2000, $15.1 million of general and administrative expenses were incurred compared to $10.8 million during the six months ended June 30, 1999. Increases are primarily due to non-cash stock compensation costs incurred plus additional staff and office related costs.

Costs for the six months ended June 30, 2000 include charges for non-cash stock compensation expense in respect of certain awards under our long term incentive plan. These charges are required under US accounting standards and are purely accounting charges having no effect on cash flows.

INTEREST EXPENSE AND INTEREST INCOME

Interest expense on borrowings decreased from $27.5 million for the six months ended June 30, 1999 to $26.1 million for the six months ended June 30, 2000. The decrease in interest expense of $1.4 million is attributable to a reduction in the long term debt balance.

Interest income of $3.5 million was earned during the six months ended June 30, 2000 compared to $4.7 million earned during the six months ended June 30, 1999. Interest was earned on cash balances and short term investments held by the Collateral Trustee or in escrow arising from ongoing business operations.

PROVISION FOR TAXES

The provision for taxes was $0.1 million for the six months ended June 30, 2000 compared to $0.6 million for the six months ended June 30, 1999. The tax provisions for periods consists of taxes on income derived from capacity sales and standby maintenance revenue from customers in certain jurisdictions along the FLAG Route where the Company is deemed to have a taxable presence or is otherwise subject to tax. At the present time, no income, profit, capital or capital gains taxes are levied in Bermuda. In the event that such taxes are levied, the Company has received an undertaking from the Bermuda Government exempting it from all such taxes until March 28, 2016.

NET LOSS AND LOSS PER COMMON SHARE

For the six months ended June 30, 2000 the Company recorded a net loss of $(61.7) million compared to a net income of $7.0 million for the six months ended June 30, 1999. This is attributable primarily to reduced accounting revenue and increased depreciation costs caused by the adoption of FASB Interpretation No. 43 with effect from July 1, 1999.

Loss per common share was $(0.10) for the six months ended June 30, 2000 compared to an income per common share of $.01 for the six months ended June 30, 1999.

LIQUIDITY AND CAPITAL RESOURCES

On February 16, 2000, the Company amended its existing credit facilities to consist of a $150 million six-year term loan facility (all of which remained outstanding at June 30, 2000) and a $10 million revolving credit facility (none of which is outstanding). Dresdner Kleinwort Benson and Barclays Capital acted as joint lead arrangers. These facilities bear interest at a rate of 225 basis points over LIBOR for the first six months and thereafter at a rate of between 150 and 250 basis points over LIBOR, depending on the credit rating of the 8 1/4% Senior Notes of the Company. The facilities are secured by a pledge of all of the capital stock of the Company and by assignment of the Company's contracts and a security interest in its bank accounts and intangible property. In connection with this amendment, the Company paid fees and expenses to the joint lead arrangers totalling approximately $3.5 million.

At the end of March 1998, the Company entered into two interest rate swap agreements to manage our exposure to interest rate fluctuations on the Company's credit facilities. Under the swap agreements, we pay a fixed rate of 5.6% on a notional amount of $60 million and a fixed rate of 5.79% on a notional amount of $100 million and the swap counterparty pays the floating rate based on LIBOR. One swap agreement terminated in January 2000 and the other swap agreement terminated in July 2000. Under the bank loan facility as now in effect, we are obligated to hedge interest rate risk to the extent of 50% of the projected outstanding principal amount of the loans for three years. We recognize the net cash amount received or paid on interest rate hedging instruments as an adjustment to interest cost on the related debt.

The Company believes that it will have no need for additional borrowing facilities. The Company intends to finance future operations through proceeds from the sale or lease of capacity, revenues from operations and maintenance, investment income on cash and investment balances, borrowings under the revolving credit facility, if any, and available funds in reserve account.

As of June 30, 2000 and December 31, 1999, the Company had working capital deficits of $44.4 million and $42.8 million respectively. The working capital deficit was primarily a result of the current accounts payable to the contractors which is classified as a current liability but for which the associated funds held in escrow are classified as a non-current asset and are hence excluded from the measure of working capital.

Total cash provided by operating activities and used in investing activities during the six months ended June 30, 2000 was $50.0 million and $(7.0) million respectively. As of June 30, 2000, cash on deposit with the collateral trustee or in escrow had increased to $158.8 million from $134.1 million at December 31, 1999.

Total cash provided by operations and used in investing activities during the Six months ended June 30, 1999 was $32.4 million and $(89.2) million respectively. These expenditures were funded from cash held by the Collateral Trustees or in escrow.

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

ASSETS

Our major asset is the remaining capital cost of the FLAG Europe-Asia cable system recorded in fixed assets totalling $1,034.7 million.

As a result of the application of FASB Interpretation No. 43, the costs of certain segments of the FLAG Europe-Asia cable were reclassified at July 1, 1999 and during the six months ended December 31, 1999 from capacity available for sale to fixed assets and are being depreciated over their remaining useful life.

As a result of extending our range of products and services, we expect the greater part of our future revenue will arise under agreements that will be accounted for as operating leases or service contracts and will require us to recognize revenues over the relevant term of the agreements. We have therefore reclassified the remaining cost of the FLAG Europe-Asia cable from capacity available for sale to fixed assets on January 1, 2000. This cost will be depreciated over the remaining estimated economic life of the system.

Our other fixed assets consist primarily of office furniture, leasehold improvements, computer equipment and motor vehicles totalling $1.0 million.

OTHER INFORMATION

The interpretation and application of FASB Interpretation No. 43 and also the accounting for sales of capacity are evolving within the telecom industry. A number of questions and issues are being taken to the accounting standard setting boards and different accounting treatments may ultimately be approved, which may change the timing and methods of the recognition of revenues and the related costs. We do not, however, anticipate any impact on our current accounting treatment or that there will be an impact on our cash flows.



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

                           SAFE HARBOR STATEMENT UNDER
                THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

The statements included in this Report on Form 6-K regarding future financial performance and results and the other statements that are not historical facts are forward-looking statements. The words "believes," "intends," "expects," "anticipates," "projects," "estimates," "predicts" and similar expressions are also intended to identify forward-looking statements. Such statements reflect various assumptions by the Company concerning anticipated results and are subject to significant business, economic and competitive risks, uncertainties and contingencies, including, without limitation, the risks, uncertainties and contingencies described in registration statements, reports and other documents filed by the Company from time to time with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. Accordingly, there can be no assurance that such statements will be realized. Such risks, uncertainties and contingencies could cause the Company's actual results for the six months ends June 30, 2000 and beyond to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company. The Company makes no representation or warranty as to the accuracy or completeness of such statements contained in this Report on Form 6-K.


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

PART II
ITEM 1: LEGAL PROCEEDINGS

The Company is involved in litigation from time to time in the ordinary course of business. In management's opinion, the litigation in which the Company is currently involved, individually and in the aggregate, is not material to it.

ITEM 2:  CHANGES IN SECURITIES

Not Applicable.

ITEM 3:  DEFAULTS UPON SENIOR SECURITIES

Not Applicable.

ITEM 4:  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No meetings of the shareholders of the Company were held during the quarter to which this Report relates.

ITEM 5:  OTHER INFORMATION

Not Applicable.

ITEM 6:  EXHIBITS AND REPORTS FILED ON FORM 6-K

Not Applicable.


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

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized this 14th day of August 2000.

                                        FLAG LIMITED


                                       By: /s/ Mark Robinson
                                          ---------------------------------
                                           Mark Robinson
                                           CHIEF FINANCIAL OFFICER





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